Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

THE FOLLOWING IS A FACT SHEET MADE AVAILABLE BY PEPSICO, INC. ON ITS TRANSACTIONAL WEBSITE AT URL HTTP://WWW.TRANSACTIONINFO.COM/PEPSICO:

Company	PepsiAmericas, Inc.
Ticker	NYSE: PAS
Description
PepsiAmericas, with $4.9 billion in revenues, is the world's second-largest manufacturer, seller and distributor of PepsiCo beverages with operations in the U.S., Central and Eastern Europe, and the Caribbean. In the U.S., PepsiAmericas serves a significant portion of a 19 state region, primarily in the Midwest. Across the globe, PepsiAmericas has operations in Central and Eastern Europe, including Romania, Poland, Ukraine, Hungary, the Czech Republic, Republic of Slovakia, Moldova, Lithuania, Latvia, Estonia and Bulgaria. PepsiAmericas also does business in the Caribbean, including Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago and Barbados.

Chief Executive Officer	Robert C. Pohlad
Employees	~20,000
Bottling plants	33 worldwide
Distribution Centers	177 worldwide
2008 Financial Highlights	Revenues: Net Income: Reported EPS:	$4.9 billion $226.4 million $1.85

More information is available at www.pepsiamericas.com.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. If PepsiCo, Inc. (“PepsiCo”) enters into definitive agreements in connection with the proposed transactions with The Pepsi Bottling Group, Inc. (“PBG”) and PepsiAmericas, Inc. (“PAS”) (the “Proposed Transactions”), PepsiCo plans to file with the Securities and Exchange Commission (“SEC”) registration statements on Form S-4 containing proxy statements/prospectuses and other documents with respect to each of the Proposed Transactions and definitive proxy statements/prospectuses would be mailed to shareholders of PBG and PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS THAT WOULD BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

If PepsiCo enters into definitive agreements in connection with the Proposed Transactions, investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC will also be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035.

PepsiCo and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding PepsiCo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 19, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 24, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to enter into definitive agreements with respect to the Proposed Transactions; PepsiCo’s ability to achieve the synergies and value creation contemplated by the Proposed Transactions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the Proposed Transactions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the Proposed Transactions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of April 20, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.